SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

TIMKENSTEEL CORPORATION

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

887399103

(CUSIP Number)

Ellwood Group Investment Corp.

1105 N. Market Street

P.O. Box 8985, Suite 1300

Wilmington, DE 19810

Attn: Gregory D. Timmons, Esq.

(724) 752-3680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887399103

1.	Name of Reporting Person Ellwood Group, Inc. I.R.S. Identification Nos. of above persons (entities only) 25-1877613
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,436,301
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,436,301
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,436,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 5.34%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 887399103

1.	Name of Reporting Person Ellwood Group Investment Corp. I.R.S. Identification Nos. of above persons (entities only) 51-0252828
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,436,301
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,436,301
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,436,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 5.34%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1. Security and Issuer

This Statement relates to the common shares, no par value (the “Shares”), of TimkenSteel Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1835 Dueber Avenue SW, Canton, Ohio 44706-2798.

Item 2. Identity and Background

(a) and (f) This Statement is being filed by Ellwood Group, Inc., a Pennsylvania corporation (“EGI”), and its wholly owned subsidiary, Ellwood Group Investment Corp., a Delaware corporation (“EGIC”). Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons.” The Reporting Persons are parties to that certain Joint Filing Agreement, as further described in Item 6, and are hereby filing a joint Schedule 13D.

(b) The address of the principal office of EGIC is 1105 N. Market Street, P.O. Box 8985, Suite 1300, Wilmington, DE 19810, and the address of the principal office of EGI is 600 Commercial Avenue, Ellwood City, PA 16117.

(c) EGIC is a holding company, the principal business activities of which are to hold the stock of various other companies, invest excess funds and lend funds to affiliated companies. EGI is a company whose various operating subsidiaries are engaged in forging and the manufacture, distribution and sale of steel and iron products.

(d) – (e) During the last five years, neither Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Articles of Incorporation of EGI provide that, in the election of directors, the holders of a majority of the outstanding shares of EGI’s preferred stock, voting separately as a class, shall be entitled to elect a majority of the whole board of directors of EGI. David E. Barensfeld, an executive officer and director of EGI and EGIC, also may be deemed to be a person controlling EGI by virtue of his position as the trustee of the David E. Barensfeld EGI Preferred Stock Trust (the “Trust”), which is the owner of 100% of the issued and outstanding shares of preferred stock.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3. Source and Amount of Funds

The Shares purchased by EGIC were purchased with working capital in open market purchases. The aggregate purchase price of the Shares purchased by EGIC is $83,949,173.49.

The Shares purchased by Robert Rumcik and described in Item 5 of this Schedule 13D were purchased with personal funds in open market purchases. The aggregate purchase price of the Shares purchased by Mr. Rumcik is $517,101.22.

Item 4. Purpose of the Transaction

EGIC purchased the Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to EGIC, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, EGIC may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as EGIC may deem advisable. EGIC intends to review its investment in the Issuer on a continuing basis. Except as described herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

To the best knowledge of the Reporting Persons, Robert Rumcik acquired beneficial ownership of the Shares reported as beneficially owned by him in Item 3 of Schedule 13D based on his independent belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. To the best knowledge of the Reporting Persons, Mr. Rumcik has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 45,637,975 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

(i) Ellwood Group, Inc.

(a) As of the date hereof, EGI, as the parent company of EGIC, is deemed to be the beneficial owner of the 2,436,301 Shares owned by EGIC, constituting approximately 5.34% of the total outstanding Shares.

(b)	Sole power to vote or direct vote: 2,436,301

Shared power to vote or direct vote: 0

Sole power to dispose or direct the disposition: 2,436,301

Shared power to dispose or direct the disposition: 0

(c) EGI did not enter into any transactions in the Shares in the past 60 days. The transactions in Shares in the past 60 days by EGIC are set forth in Schedule B and are incorporated herein by reference.

(ii) Ellwood Group Investment Corp.

(a) As of the date hereof, EGIC beneficially owns 2,436,301 Shares, constituting approximately 5.34 % of the total outstanding Shares.

(b)	Sole power to vote or direct vote: 2,436,301

Shared power to vote or direct vote: 0

Sole power to dispose or direct the disposition: 2,436,301

Shared power to dispose or direct the disposition: 0

(c)	The transactions in Shares by EGIC in the past 60 days are set forth in Schedule B and are incorporated herein by reference.

(iii) To the Reporting Persons’ knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A other than Robert Rumcik, a director of EGI, who beneficially owns 14,770 Shares. The Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by Mr. Rumcik.

(a) As of the date hereof, to the Reporting Persons’ knowledge Mr. Rumcik beneficially owns 14,770 Shares, constituting approximately 0.03% of the total outstanding Shares.

(b)	Sole power to vote or direct vote: 14,770

Shared power to vote or direct vote: 0

Sole power to dispose or direct the disposition:14,770

Shared power to dispose or direct the disposition: 0

(c) To the Reporting Persons’ knowledge, the transactions in Shares by Mr. Rumcik in the past 60 days are set forth in Schedule B and are incorporated herein by reference.

(d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 7, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person (including Mr. Rumcik), with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Ellwood Group, Inc. and Ellwood Group Investment Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2015

ELLWOOD GROUP, INC.

By:	/s/ Bentraum D. Huffman
Name:	Bentraum D. Huffman
Title:	Chief Financial Officer

ELLWOOD GROUP INVESTMENT CORP.

By:	/s/ Bentraum D. Huffman
Name:	Bentraum D. Huffman
Title:	VP Finance

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons. All directors and executive officers listed below are citizens of the United States.

Name	Business Address	Present Principal Occupation or Employment

Robert Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Chairman of the Board and Director of EGI

David E. Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director, President and Chief Executive Officer of EGI, and Director and President of EGIC

Christine Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

John M. Schanz	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

John M. Schanz III	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Robert Rumcik	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Larry L. Symons	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Thomas R. Schanz	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Kevin J. Handerhan	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director and Chief Operating Officer of EGI

Susan Schanz Miller	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Mary E. Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI, Architect

Bentraum D. Huffman	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director, Chief Financial Officer, VP of Finance and Treasurer of EGI, and VP of Finance and Treasurer of EGIC

Wendy Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Robert T. Rizk	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI and Director of Business Development for Ellwood Crankshaft & Machine Company

Anna G.Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Shariee L. DeCooman	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Assistant Secretary and Assistant Treasurer of EGI, and Director and Assistant Secretary of EGIC

Nina A. Corey	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director and Assistant Secretary of EGIC

SCHEDULE B

TRANSACTIONS IN PAST 60 DAYS

1.	The following purchase transactions were made by Ellwood Group Investment Corp. in open-market broker transactions:

Date	No. of Shares	Price/Weighted Average Price Per Share
December 10, 2014	37,000	$32.4838	[1]
December 11, 2014	71,000	$32.4232	[2]
December 12, 2014	42,191	$31.7367	[3]
December 12, 2014	7,809	$32.4881	[4]
December 15, 2014	99,900	$31.2567	[5]
December 15, 2014	100	$31.99
December 16, 2014	63,500	$31.0679	[6]
December 17, 2014	8,516	$30.3905	[7]
December 17, 2014	49,484	$31.6051	[8]
December 18, 2014	150,000	$32.9121	[9]
December 19, 2014	120,684	$34.1264	[10]
December 22, 2014	362,556	$34.2859	[11]
December 22, 2014	76,395	$34.8045	[12]
December 23, 2014	245,462	$34.2408	[13]
December 24, 2014	52,033	$33.9901	[14]
December 26, 2014	63,665	$34.1687	[15]
December 29, 2014	73,822	$34.8601	[16]
December 30, 2014	24,204	$35.2494	[17]
December 30, 2014	142,136	$36.5467	[18]
December 31, 2014	12,158	$36.4333	[19]
December 31, 2014	43,833	$36.9932	[20]
January 2, 2015	181,871	$36.5247	[21]
January 2, 2015	21,293	$37.1332	[22]
January 5, 2015	269,435	$36.1733	[23]
January 5, 2015	2,500	$36.8998	[24]
January 6, 2015	191,146	$34.6972	[25]
January 6, 2015	23,408	$35.9014	[26]
January 6, 2015	200	$36.50

[1]	Prices ranged from $32.31 to $32.69, inclusive
[2]	Prices ranged from $32.07 to $32.835, inclusive
[3]	Prices ranged from $31.33 to $32.31, inclusive
[4]	Prices ranged from $32.36 to $32.65, inclusive
[5]	Prices ranged from $30.97 to $31.92, inclusive
[6]	Prices ranged from $30.63 to $31.25, inclusive
[7]	Prices ranged from $30.21 to $31.20, inclusive
[8]	Prices ranged from $31.22 to $31.99, inclusive
[9]	Prices ranged from $32.51 to $33.28, inclusive
[10]	Prices ranged from $33.5821 to $34.25, inclusive
[11]	Prices ranged from $33.73 to $34.73, inclusive
[12]	Prices ranged from $34.74 to $34.99, inclusive
[13]	Prices ranged from $33.9650 to $34.3749, inclusive
[14]	Prices ranged from $33.88 to $34.00, inclusive
[15]	Prices ranged from $34.00 to $34.25, inclusive
[16]	Prices ranged from $34.45 to $35.2452, inclusive
[17]	Prices ranged from $34.99 to $35.99, inclusive
[18]	Prices ranged from $36.00 to $36.95, inclusive
[19]	Prices ranged from $35.8850 to $36.8800, inclusive
[20]	Prices ranged from $36.89 to $37.00, inclusive
[21]	Prices ranged from $36.00 to $37.00, inclusive
[22]	Prices ranged from $37.01 to $37.37, inclusive
[23]	Prices ranged from $35.75 to $36.75, inclusive
[24]	Prices ranged from $36.76 to $37.00, inclusive
[25]	Prices ranged from $34.47 to $35.46, inclusive
[26]	Prices ranged from $35.49 to $36.48, inclusive

For those transactions disclosed on an aggregated basis, EGIC undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of Shares purchased at each separate price.

2.	The following purchase transactions were made by Robert Rumcik in open-market broker transactions:

Date	No. of Shares	Price Per Share
November 10, 2014	500	$38.66
November 19, 2014	500	$36.48
November 20, 2014	500	$36.06
November 20, 2014	1,000	$36.00
December 1, 2014	1,500	$33.13
December 1, 2014	500	$33.21
December 3, 2014	500	$32.66
December 5, 2014	43.968	$32.72